Exhibit 1.02

Super Micro Computer, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2013

Introduction

This report for the year ended December 31, 2013 has been prepared pursuant to Rule 13p-1 and the Specialized Disclosure Report on Form SD ("Form SD") under the Securities Exchange Act of 1934 (collectively, the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("3TG").

If a registrant determines that conflict minerals are necessary to the functionality or production of products manufactured or contracted by the registrant to be manufactured, the registrant must submit a Form SD which describes the reasonable country of origin inquiry (“RCOI”) that it undertook to determine whether such necessary conflict minerals originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”).

If, on the basis of its RCOI, a registrant knows or has reason to believe that any of the necessary conflict minerals in its supply chain may have originated in any of the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, the issuer must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This report has been prepared by Super Micro Computer, Inc. (herein referred to as “Super Micro” the “Company,” “we,” “us,” or “our”). The information contained in this report includes the activities of all of the Company's majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Company Overview

We are a global leader in high-performance, high-efficiency server technology and green computing innovation. We develop and provide advanced server Building Block Solutions to Data Center, Cloud Computing, Enterprise, Hadoop/Big Data, High Performance Computing, or HPC, and Embedded markets. Our solutions range from complete server, storage, blade, workstation and full rack solutions to networking devices and server management software, which can be used by distributors, original equipment manufacturers, or OEMs, and end customers.

We conduct our operations principally from our headquarters in California and facilities of our subsidiaries in Taiwan, the Netherlands and China. We sell our server systems and server subsystems and accessories primarily through distributors, which include value added resellers and system integrators, and to a lesser extent to OEMs as well as through our direct sales force.

Conflict Minerals Policy

We are committed to complying with Section 1502 of the Dodd-Frank Act and achieving the goal of confirming that the materials used in our products are procured from conflict-free sources. We have considered the Rule’s requirements and related guidance from the Organisation for Economic Cooperation and Development (the “OECD”), and we expect our suppliers to comply with the Code of Conduct of of the Electronics Industry Citizenship Coalition (the “EICC”) and conduct their business in accordance with our supply chain responsibility expectations.

In support of this policy, we will:

•
Exercise due diligence with suppliers of products containing or suspected to contain conflict minerals consistent with the OECD's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 2nd Edition and the related supplements on gold, tin, tantalum and tungsten, (the “OECD Guidance”) and encourage our suppliers to do likewise with their suppliers;

•
Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm that the tantalum, tin, tungsten and gold in our supply chain are procured from conflict free sources; and

•	Collaborate with our suppliers and others on industry-wide solutions to encourage the manufacture of products that are DRC conflict free.

The full text of our Conflict Minerals Policy is available at http://www.supermicro.com/about/policies/Supermicro_Conflict_Minerals_Statement.pdf.

Efforts to Determine the Mine or Location of Origin of the Conflict Minerals in Our Products

Tracing materials back to their mine and source country of origin is a complex endeavor, but an important aspect of responsible sourcing. To help establish our supply chain sourcing programs, we have followed currently established industry guidelines, such as those developed by the EICC and the Global e-Sustainability Initiative ("GeSI"), which are taking action to address responsible sourcing through the development of the Conflict-Free Smelter ("CFS") program that enables companies to source minerals from conflict-free sources.

Facilities Used to Process the Conflict Minerals in Our Products

We procure server components from the following four major types of suppliers:

•	Manufacturers or direct suppliers;

•	Contract manufacturers producing items to match specifications and standards set by us;

•	Distributors or resellers of manufactured components for other manufacturers; and

•	Customers providing us certain parts and materials to be used to fulfill their orders.

Based on representations from these suppliers, we have determined that they obtain conflict minerals used in our products from the following types of processing facilities:

•	Tin, Tungsten, Tantalum - From smelters which procure the relevant ore and then pass it through smelting and/ or refining, as applicable.

•	Gold - From smelters/ refiners which either obtain gold from the mines or through recycling.

The table below lists the facilities which, to the extent known, were identified by our supply chain as conflict free smelters as defined by the EICC and GeSI Conflict-Free Sourcing Initiative ("CFSI").

Metal	Smelter
Gold	Western Australian Mint trading as The Perth Mint
Gold	Umicore SA Business Unit Precious Metals Refining
Gold	AngloGold Ashanti Córrego do Sítio Minerção
Gold	Johnson Matthey Ltd
Gold	Royal Canadian Mint
Gold	CCR Refinery – Glencore Canada Corporation
Gold	Argor-Heraeus SA
Gold	Metalor Technologies SA
Gold	PAMP SA
Gold	Valcambi S.A.
Gold	Allgemeine Gold- und Silberscheideanstalt A.G.
Gold	Heraeus Precious Metals GmbH & Co. KG
Gold	SEMPSA Joyería Platería SA
Gold	Heraeus Ltd. Hong Kong
Gold	Metalor Technologies (Hong Kong) Ltd
Gold	Chimet S.p.A.
Gold	Asahi Pretec Corporation
Gold	Dowa
Gold	Ishifuku Metal Industry Co., Ltd
Gold	JX Nippon Mining & Metals Co., Ltd.
Gold	Matsuda Sangyo Co., Ltd.
Gold	Mitsubishi Materials Corporation
Gold	Mitsui Mining and Smelting Co., Ltd.
Gold	Sumitomo Metal Mining Co., Ltd.
Gold	Tanaka Kikinzoku Kogyo K.K.
Gold	Tokuriki Honten Co., Ltd
Gold	Nihon Material Co. LTD
Gold	Kojima Chemicals Company
Gold	LS-NIKKO Copper Inc.
Gold	Istanbul Gold Refinery
Gold	Solar Applied Materials Technology Corp.
Gold	Johnson Matthey Inc
Gold	Materion
Gold	Metalor USA Refining Corporation
Gold	Ohio Precious Metals, LLC
Gold	United Precious Metal Refining, Inc.
Gold	Kennecott Utah Copper LLC
Gold	Rand Refinery (Pty) Limited
Tin	OMSA
Tin	Mineração Taboca S.A.
Tin	White Solder Metalurgia e Mineração Ltda.
Tin	Gejiu Non-Ferrous MetalProcessing Co., Ltd.
Tin	Yunnan Tin Company, Ltd.
Tin	PT Bukit Timah

Metal	Smelter
Tin	Mitsubishi Materials Corporation
Tin	Malaysia Smelting Corporation (MSC)
Tin	Minsur
Tin	Thaisarco
Tin	Alpha
Tantalum	Plansee
Tantalum	Duoluoshan
Tantalum	F & X Electro-Materials Limited
Tantalum	JiuJiang Tanbre Co. Ltd.
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd
Tantalum	Zhuzhou Cement Carbide
Tantalum	RFH Tantalum Smeltry Co., Ltd
Tantalum	Conghua Tantalum and Niobium Smeltry
Tantalum	H.C. Starck Group
Tantalum	Mettalurgical Products India Pvt. Ltd (MPIL)
Tantalum	Mitsui Mining and Smelting
Tantalum	Taki Chemicals
Tantalum	Ulba
Tantalum	Solikamsk Metal Works
Tantalum	Exotech Inc.
Tantalum	Global Advanced Metals
Tantalum	Kemet Blue Powder
Tantalum	Hi-Temp
Tantalum	Telex
Tantalum	Tantalite Resources
Tungsten	Global Tungsten & Powders Corp.

Countries of origin of the conflict minerals these facilities process are believed to include: Angola, Argentina, Australia, Austria, Belgium, Brazil, Burundi, Central African Republic, Chile, China, Colombia, Côte D'Ivoire, Czech Republic, The Democratic Republic of Congo, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Kenya, Lao People’s Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Netherlands, Nigeria, Peru, Plurinational State of Bolivia, Portugal, Republic of Congo, Republic of Korea, Russian Federation, Rwanda, Sierra Leone, Singapore, South Africa, South Sudan, Suriname, Switzerland, Thailand, United Kingdom of Great Britain and Northern Ireland, United Republic of Tanzania, United States of America, Zambia and Zimbabwe.

Exercise Due Diligence on the Source and Chain of Custody of Our Conflict Minerals Following Recognized Framework:

Due Diligence Framework

We have exercised due diligence on the source and chain of custody of the necessary conflict minerals used in our products to identify minerals originating from the Covered Countries that are not from scrap or recycled sources. The due diligence processes and efforts have been developed based on the five-step framework proposed by the OECD Guidance and the related supplements for gold, tin, tantalum and tungsten.

Our conflict minerals due diligence process includes:

•	Establishment of strong company management systems;

•	Identify and assess risks in the supply chain;

•	Design and implement a strategy to respond to identified risks;

•	Carry out independent third-party audit of smelter/refiner’s due diligence practices; and

•	Report annually on supply chain due diligence.

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information, as well as our smelters, may yield inaccurate or incomplete information and may be subject to fraud.

Brief Description of Due Diligence Measures Taken

1.0Establishment of Strong Company Management Systems:

We have established a management system for complying with applicable conflict minerals reporting and disclosure rules. Our management system includes the development of a Conflict Minerals Oversight Committee led by our Senior VP of Operations, Senior VP and Chief Financial Officer and General Counsel, and a team of subject matter experts from relevant functions such as purchasing, quality compliance, finance, and legal. The team of subject matter experts is responsible for implementing our conflict mineral compliance policy and strategy. The Oversight Committee is briefed periodically about the results of our due diligence efforts and reports periodically to the Audit Committee of our Board of Directors. We have provided training to all compliance team members. We have also engaged with our suppliers to enable them to train their employees regarding conflict minerals compliance and reporting processes and our policies.

2.0Identification and Assessment of Risks in the Supply Chain:

We have made reasonable efforts to identify suppliers that supply products that may potentially contain conflict minerals by conducting a supply chain survey using the EICC and GeSI Conflict Minerals Reporting Template; requesting our direct suppliers to identify smelters and refiners and countries of origin of the conflict minerals in products they supply to us; following up with direct suppliers that do not respond to the Conflict Minerals Reporting Template by requesting their responses; comparing smelters and refiners identified by our supply chain survey against the list of facilities that have received a “conflict-free” designation from the CFS Program, which designations provide country of origin; and maintaining documentation of reasonable efforts we have made to identify and assess supply chain risks. We have also reviewed the responses to identify potential red flags for further follow-up.

3.0Strategic Response to Identified Risks:

We have implemented a risk mitigation response plan to monitor and track suppliers, smelters and refiners identified as not meeting the requirements set forth in our Conflict Minerals Sourcing Policy or contractual requirements to determine their progress in meeting those requirements. We will continuously make reasonable efforts to encourage suppliers who are sourcing from non-conflict-free smelters to move towards the use of conflict-free smelters. If a supplier fails to remedy the risks identified by our compliance risk assessment, we will escalate the matter to the Conflict Minerals Oversight Committee to determine whether to approve or reject the supplier based on the following factors: a cost and benefit analysis; evaluation of potential risk factors; any existing competitive bids; and whether the supplier is a single source supplier to the Company. If the Oversight Committee decides to continue a business relationship with a non-compliant supplier due to inherent limitations of our supply chain, we will use reasonable efforts to follow up with the supplier for its correction plan, and encourage the supplier to work with smelters that are certified through CFSI's CFS program. We also provide periodic compliance updates or reports to our Conflict Minerals Oversight Committee summarizing our risk mitigation efforts.

4.0Independent 3rd Party Audit of Smelter/Refiner’s Due Diligence Practices:

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon industry efforts, including EICC and CFSI, to influence smelters and refiners to get audited and certified through CFSI’s CFS program.

5.0Annual report on Supply Chain Due Diligence:

In addition to this report, for further information about our Conflict Minerals policy, please see it at http://www.supermicro.com/about/policies/Supermicro_Conflict_Minerals_Statement.pdf.

Results of Due Diligence Measures Taken

Due to the level of complexity of our products and the respective supply chain, it will take additional time and resources for a number of our suppliers to verify the source mines and country of origin of all of the minerals used by their smelters. We are committed to continuing the use of our supply chain due diligence processes, leveraging the industry standard CFS program, and the ongoing update of our supplier RCOI information as we continue to develop additional transparency into our supply chain. However, as of the date of this filing, based on the performance of our due diligence procedures described above for the calendar year ended December 31, 2013, we are not able to accurately trace and identify the source mine, country of origin and chain of custody of the 3TG metals, which are necessary to the functionality or production of our products, or determine whether such 3TG metals, are procured from conflict free sources.